As filed with the Securities and Exchange Commission on February 6, 2001 Registration No. 333-49706



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                Amendment No.1 to
                       Registration Statement on Form S-2
                        Under the Securities Act of 1933



                                 DECISIONLINK, INC.
             (Exact Name of Registrant as Specified in Its Charter)



                                 FiberChem, Inc.
                           (Former Name of Registrant)

          Delaware                        2834                   84-1063897
-----------------------------    -------------------------   ------------------
(State or Other Jurisdiction        (Primary Standard         (I.R.S. Employer
     of Incorporation or        Industrial Classification    Identification No.)
        Organization)                 Code Number)

                            1181 Grier Drive, Suite B
                             Las Vegas, Nevada 89119
                                 (702) 361-9873
              (Address and Telephone Number of Principal Executive
                    Offices and Principal Place of Business)



                                Mr. Melvin Pelley
                             Chief Financial Officer
                               DecisionLink, Inc.
                            1181 Grier Drive, Suite B
                             Las Vegas, Nevada 89119



                                   Copies to:

                             Elliot H. Lutzker, Esq.
                             Snow Becker Krauss P.C.
                                605 Third Avenue
                               New York, NY 10158
                               Tel: (212) 687-3860
                               Fax: (212) 949-7052

Approximate Date of Proposed Sale to the Public: As soon as practicable after this registration statement becomes effective.

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                    * * * * *
                                    * * * * *
* * * * *

                         CALCULATION OF REGISTRATION FEE



      Title of                                                Proposed              Proposed
     Each Class                                                Maximum               Maximum
    of Securities                    Amount                   Offering              Aggregate        Amount of
        to be                        to be                    Price Per             Offering       Registration
     Registered                    Registered                  Unit(1)                Price             Fee
     ----------                    ----------                  -------                -----             ---
Common Stock,                 19,540,494 shares (2)(3)         $0.2734 (4)        $5,342,371.06       $1,335.59
$.0001 par value
---------------------------------------------------------------------------------------------------------------
Common Stock,                 14,474,440 shares (5)(3)         $0.2734 (4)        $3,957,311.90         $989.33
$.0001 par value
---------------------------------------------------------------------------------------------------------------
Common Stock,                  9,357,364 shares (6)(3)         $0.2734 (4)        $2,558,303.32         $639.58
$.0001 par value
---------------------------------------------------------------------------------------------------------------
Common Stock,                  1,422,593 shares (7)(3)         $0.2734 (4)          $388,936.93          $97.23
$.0001 par value
---------------------------------------------------------------------------------------------------------------


                                      -ii-

Common Stock,                     60,000 shares (8)(3)         $0.2734 (4)            $16,404.00          $4.10
$.0001 par value
---------------------------------------------------------------------------------------------------------------
Common Stock,                     10,000 shares (9)(3)         $0.2734 (4)             $2,734.00          $0.68
$.0001 par value
---------------------------------------------------------------------------------------------------------------
Common Stock,                    960,000 shares (10)(3)        $0.2734 (4)           $262,464.00         $65.62
$.0001 par value
---------------------------------------------------------------------------------------------------------------
Common Stock,                    683,784 shares (11)(3)        $0.2734 (4)           $186,946.55         $46.74
$.0001 par value
---------------------------------------------------------------------------------------------------------------
Common Stock,                  3,000,000 shares (12)(3)        $0.2734 (4)           $820,200.00        $205.05
$.0001 par value
---------------------------------------------------------------------------------------------------------------
Common Stock,                 58,078,222 shares (13)(3)        $0.2734 (4)        $15,878,585.89      $3,969.65
$.0001 par value
---------------------------------------------------------------------------------------------------------------
Common Stock,                  9,450,000 shares (14)(3)        $0.2734 (4)         $2,583,630.00        $645.91
$.0001 par value
---------------------------------------------------------------------------------------------------------------
Common Stock,                  9,450,000 shares (15)(3)        $0.2734 (4)         $2,583,630.00        $645.91
$.0001 par value
---------------------------------------------------------------------------------------------------------------
Common Stock,                     75,000 shares (16)(3)        $0.2734 (4)            $20,505.00          $5.13
$.0001 par value
---------------------------------------------------------------------------------------------------------------
Common Stock,                    100,000 shares (17)(3)        $0.2734 (4)            $27,340.00          $6.84
$.0001 par value
---------------------------------------------------------------------------------------------------------------
Common Stock,                    600,000 shares (18)(3)        $0.2734 (4)           $164,040.00         $41.01
$.0001 par value
---------------------------------------------------------------------------------------------------------------
Common Stock,                  7,047,826 shares (19)(3)        $0.2734 (4)         $1,926,875.63        $481.72
$.0001 par value
---------------------------------------------------------------------------------------------------------------
Common Stock,                    100,000 shares (20)(3)        $0.2734 (4)            $27,340.00          $6.84
$.0001 par value
---------------------------------------------------------------------------------------------------------------
Common Stock,                    253,333 shares (21)(3)        $0.2734 (4)            $69,261.24         $17.32
$.0001 par value
---------------------------------------------------------------------------------------------------------------
Common Stock,                     15,000 shares (22)(3)        $0.2734 (4)             $4,101.00          $1.03
$.0001 par value
---------------------------------------------------------------------------------------------------------------

Total                        134,678,056 shares                                   $36,820,980.51      $9,205.25 (23)



----------------------------
(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 promulgated under the Securities Act of 1933, as amended (the "Act").


(2) Consists of 19,540,494 shares or approximately 200% of the common stock currently issuable to certain selling security holders upon conversion of $1,350,000 aggregate principal amount of 12% Senior Convertible Debentures due July 26, 2002 issued pursuant to Regulation S of the Act, held by such selling security holders.

(3) Pursuant to Rule 416(a) under the Act, this registration statement also relates to such number of shares of common stock as may become issuable as a result of anti-dilution adjustment in accordance with the terms of convertible securities, options or warrants.



(4) Pursuant to Rule 457(c) under the Act, the registration fee has been calculated on the average of the high and low prices per share of common stock reported on the Over-the Counter Bulletin Board maintained by NASDAQ, which was $0.2734 on January 26, 2001.




(5) Consists of 14,474,440 shares or approximately 200% of the common stock currently issuable to a selling security holder upon conversion of $1,000,000 aggregate principal amount of Senior Convertible Notes of the registrant issued pursuant to the exemption under Section 4(2) of the Act, held by such selling security holder.




(6) Consists of 9,357,364 shares or approximately 200% of the common stock currently issuable to certain selling securityholders upon conversion of 257,000 shares of Series B Convertible Preferred Stock of the registrant issued pursuant to Regulation S of the Act, held by such selling securityholders.



(7) Consists of shares of common stock issuable upon exercise of warrants issued as partial consideration for the services of a placement agent in connection with the offering of the registrant's convertible notes and debentures due July 26, 2002 and its Series B Convertible Preferred Stock.

(8) Consists of shares of common stock issuable upon exercise of warrants issued as part of a Bridge Loan.

(9) Consists of shares of common stock issuable upon exercise of warrants issued as partial consideration for the services of a placement agent in connection with a Bridge Loan.

(10) Consists of shares of common stock issuable upon exercise of warrants issued as partial consideration for consulting services.

(11) Consists of shares of Common Stock issuable upon conversion of a convertible note due April 11, 2002.

(12) Consists of outstanding shares of Common Stock issued by the registrant pursuant to Section 4(2) of the Securities Act as partial compensation for services.



(13) Consists of shares of Common Stock issued upon conversion of shares of the registrant's Pandel Series Convertible Preferred Stock issued by the registrant pursuant to Section 4(2).

     of the Securities Act as consideration for the merger of a subsidiary of registrant with Pandel Instruments, Inc. which became effective July 27, 2000.



(14) Consists of shares of Common Stock issued upon conversion of Pandel Series Convertible Preferred Stock issued to a selling stockholder pursuant to
     Section 4(2) of the Securities Act in connection with a compensation agreement entered into in connection with the merger of a subsidiary of registrant with Pandel which became effective July 27, 2000.



(15) Consists of shares of common stock issuable to a selling securityholder upon exchange of Intrex Data Communications Corp. Class B Shares issued to such selling securityholder pursuant to a compensation agreement entered into in connection with the business combination between the registrant and Intrex which became effective July 27, 2000.

(16) Consists of shares of common stock issuable upon exercise of warrants issued to a selling securityholder pursuant to Regulation S.

(17) Consists of shares of common stock issuable upon exercise of warrants issued as partial consideration for consulting services.

(18) Consists of 400,000 shares of common stock and 200,000 shares of common stock issuable upon exercise of warrants issued pursuant to a consulting agreement.

(19) Consists of shares of common stock issuable upon exercise of warrants to be issued on conversion of $1,621,000 convertible notes.

(20) Consists of shares of Common Stock issued as consideration for consulting services rendered by a selling securityholder.

(21) Consists of shares of common stock issued pursuant to regulation S in settlement of litigation with the selling securityholder.

(22) Consists of shares of Common Stock issued as consideration for services rendered by a selling securityholder.



(23) The Company has paid $6,575.27 on November 13, 2000. An additional $2,629.98 is being paid herewith.



================================================================================

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

In accordance with Rule 429, the prospectus included in this Registration Statement also relates to the offering of securities included in Post-Effective Amendment No. 1 to Registration Statement 333-78319, declared effective March 29, 2000; Registration Statement No. 333-46555, declared effective October 23, 1998; and Registration Statement No. 33-73782, declared effective February 2, 1994.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



                SUBJECT TO COMPLETION - DATED FEBRUARY 6, 2001
                                 DECISIONLINK, INC.
              112,991,907 SHARES OF COMMON STOCK, $.0001 PAR VALUE
                             -----------------------




The selling securityholders are offering to the public up to 112,991,907 shares of common stock which they can acquire upon conversion of convertible securities and the exercise of warrants and options issued by us.


The common stock is a speculative investment and involves a high degree of risk. You should read the description of certain risks under the caption "Risk Factors" beginning on page 5 before purchasing the common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



The common stock is quoted on the Over-The-Counter Electronic Bulletin Board ("OTCBB") under the symbol "DLNK.OB" On February 2, 2001, the closing price per share of common stock on the OTCBB was $0.315. We changed our name to DecisionLink from our former name, FiberChem, Inc., on December 1, 2000 to reflect the wider scope of our activities following our recent business combination with Intrex Data Communications Corp.



Our executive offices are located at 1181 Grier Drive, Suite B, Las Vegas, Nevada 89119, and our telephone number is (702) 361-9873.



                THE DATE OF THIS PROSPECTUS IS FEBRUARY  , 2001.

                               PROSPECTUS SUMMARY



The following summary is qualified in its entirety by the more detailed information and financial statements incorporated by reference or appearing elsewhere in this prospectus. This prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. DecisionLink's actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, DecisionLink's lack of profitability, the ability of the combined entity resulting from our business combination with Intrex Data Communications Corp. to market our products and services using the two companies' technologies, the timely development and acceptance of new products, DecisionLink's ability to continue as a going concern, intense competition in the industry, and the other risks discussed in "Risk Factors," as well as those discussed elsewhere in this prospectus.




                      INFORMATION ABOUT DECISIONLINK, INC.




DecisionLink, through its sensor division, develops, produces, markets and licenses its patented fiber optic chemical sensor ("FOCS-Registered Trademark-") technology which detects and monitors hydrocarbon pollution in the air, water and soil. On July 27, 2000, we completed a business combination with Intrex Data Communications Corp., a private company which provides proprietary Internet and communications technology for communicating data to or from remote or mobile assets on a real time basis using wireless, satellite and cellular data systems. The consideration issued in the combination provides Intrex shareholders with a minimum of approximately 50% of the equity interest in the combined company and up to 80% of the equity interest if certain milestones related to the Intrex business are met during a two year period following the closing. We changed our name to DecisionLink from our former name, FiberChem, Inc., to reflect the wider scope of our activities following the business combination. For accounting purposes, the combination has been treated as a reverse acquisition of DecisionLink by Intrex.




Management of the combined companies believes that the new enterprise can establish itself as a leading provider of corporate remote asset monitoring and control systems, combining Intrex's satellite and wireless communication technology with our fiber optic sensor technology, to greatly reduce the cost of transmitting and monitoring data acquired from remote, mobile or difficult to service multiple locations. These large potential cost savings are expected to open opportunities for the combined company in markets such as residential and commercial propane gas tanks, oil wells, oil and gas pipelines and vehicle fleets.




DecisionLink has developed a range of sensor products and systems based on FOCS-Registered Trademark- technology, which provide IN SITU and continuous real-time information reporting. Products based on its FOCS-Registered Trademark- technology currently being marketed by DecisionLink include the PetroSense-Registered Trademark- PHA-100 series of portable analyzers, the CMS-4000 and 5000 Continuous Monitoring Systems and the
OilSense-4000-TM- System. These products detect and measure petroleum hydrocarbon concentrations in a variety of applications, including groundwater, waste water, storm water and process water streams on offshore platforms. DecisionLink is also developing for commercial use a range of chemical sensors based on its Sensor-on-a-Chip-Registered Trademark-technology for a wide variety of environmental, consumer, commercial, industrial, automotive and military applications. DecisionLink will continue to pursue these products and markets and intends to incorporate Intrex's technology where appropriate. DecisionLink also intends to pursue new business opportunities in Intrex markets that can incorporate our fiber optic sensor technology.



Our Intrex division routes data through its global data network which acts as a data gateway and applications service provider that allows customers to monitor and control remote, mobile or difficult to service multiple locations such as gas wells, pipelines, compressors, storage tanks, offshore platforms or service vehicle fleets directly from a desktop PC. The Intrex technology can greatly reduce costs by eliminating the need to hard wire remote locations and by allowing real time monitoring of mobile and difficult to service multiple locations. Intrex is a licensed reseller of the Orbcomm Global LP low earth orbit (or LEO) satellite data and messaging communications services. Orbcomm, operating under the protection of the U.S. Bankruptcy Court, is a partnership owned by Orbital Sciences Corporation and Teleglobe, Inc. of Canada. Intrex also has communications agreements that provide satellite and digital cellular services through Norcom, Inc.



In connection with the business combination, we obtained cash financing proceeds of $3,635,000 and certain securities of nominal value from the sale of $2,350,000 principal amount of 12% convertible debentures and notes due July 26, 2002 and 257,000 shares of Series B Convertible Preferred Stock, with a stated value of $10 per share. The debentures and notes are convertible into shares of common stock at a conversion price per share equal to the lesser of $.30 or 92% of the average of the market price for the common stock for the 20 consecutive trading days ending two trading days prior to the conversion. Each share of Series B Convertible Preferred Stock is convertible into a number of shares of common stock equal to its stated value divided by the initial stated conversion price of $.59 per share, subject to a reduction of $.07 per share on August 25 in each year commencing 2001, and certain other adjustments in the conversion price.


We file reports, proxy statements and other information with the SEC. You may read and copy any document we file at the Public Reference Room of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the SEC at Seven World Trade Center, Suite 1300, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call 1-800-SEC-0330 for further information concerning the Public Reference Room. Our filings also are available to the public from the SEC's website at www.sec.gov. We distribute to our stockholders annual reports containing audited financial statements.

Information Incorporated by Reference

The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus. This prospectus is accompanied by and incorporates by reference the documents listed below.

     1.   Annual Report on Form 10-KSB for the fiscal year ended September 30,
          2000.




     2.   Current Report on Form 8-K (Date of Earliest Event Reported July 27,
          2000).




     3. Amendment No. 1 to Current Report on Form 8-K (Date of Earliest Event Reported July 27, 2000).




     4.   Current Report on Form 8-K (Date of Earliest Event Reported January 3,
          2001).




     5. Current Report on Form 8-K (Date of Earliest Event Reported January 16, 2001).




         We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of any or all of the information incorporated by reference but not delivered with this prospectus. You may request any of this information, at no cost, by writing or calling us at:




                                 DecisonLink, Inc.
                             1181 Grier Drive, Suite B
                               Las Vegas, Nevada 89119
                                  Tel: (702) 361-9873
                                  Fax: (702) 361-9652
                               Attn: Corporate Secretary



                                     THE OFFERING

SECURITIES OFFERED:



     -    112,991,907 shares of Common Stock offered by Selling Securityholders





OTCBB COMMON STOCK
SYMBOL:...............................................................DLNK.OB

NUMBER OF SHARES OF COMMON
STOCK OUTSTANDING AS OF DECEMBER 31,
2000...........................................135,855,122


                                  RISK FACTORS



The securities offered hereby are speculative and involve a high degree of risk. Accordingly, you as a prospective investor, should carefully consider the following factors relating to an investment in DecisionLink.




WE HAVE HAD HISTORICAL OPERATING LOSSES. For the fiscal year ended December 31, 1999, and for the nine month period ended September 30, 2000, we had net losses of approximately $658,291 and $7,683,290, respectively. Because our recent business combination with Intrex has been treated for accounting purposes as a purchase of DecisionLink by Intrex, this information includes Intrex's rather than DecisionLink's results prior to the combination on July 27, 2000. Assuming the business combination had occurred as of January 1, 1999, we would have pro forma unaudited losses of $10,644,108 for the year ended December 31, 1999 and $4,768,624 for the nine months ended September 30, 2000. We do not expect to obtain sufficient revenues from operations to offset our level of fixed and planned expenditures, and expect that losses will continue for the immediate future.




WE LACK WORKING CAPITAL AND WILL REQUIRE ADDITIONAL CAPITAL. We had working capital at September 30, 2000 of approximately $1,215,000, as compared with a working capital deficit of approximately $692,000, at December 31, 1999 an increase in working capital of approximately $1,907,000. The improvement in our working capital has been due primarily to financing activities. As long as we continue to lose money and utilize capital to support operations, we will require additional capital. We do not know whether we will be able to obtain additional funding when it is needed, or that such funding, if available, will be obtainable on terms favorable to or affordable to us or on any terms. If we are unable to obtain other financing we may be unable to continue in business. See "Ability to Continue as a Going Concern; Modified Report of Independent Accountants" below.




ABILITY TO CONTINUE AS A "GOING CONCERN"; MODIFIED REPORT OF INDEPENDENT ACCOUNTANTS. Our consolidated financial statements for the nine months ended September 30, 2000 and the year ended December 31, 1999, indicated there is substantial doubt about our ability to continue as a going concern due to our need to generate cash from operations and obtain additional financing. We recently obtained cash financing proceeds of $3,635,000 and completed our business combination with Intrex. We are continuing to seek additional financing for our operating needs and to provide funding to develop business opportunities for the combined companies. Accordingly, our ability to continue as a going concern on a short-term or long-term basis remains in substantial doubt without permanent funding. In the event we are not able to continue as a going concern, we may have to curtail operations, sell assets or seek protection under the bankruptcy laws.


WE MAY NOT BE ABLE TO PROFITABLY MARKET NEW PRODUCTS UNDER DEVELOPMENT. We have been engaged in the development of new products representing applications of our chemical sensor technology and have had only limited sales of these products to date. Before we can achieve profitable operations we must complete our product development, develop adequate manufacturing capacity for these products and must be able to sell our products to purchasers in adequate volumes and prices to cover our costs and expenses.

In addition, in order to conduct more extensive manufacturing, marketing and sales activities, we will need to implement and improve operational, financial and management information systems, procedures and controls. We do not know whether there will be adequate demand for our products in commercial quantities, that we will be able to manufacture our products at costs that would allow for profitable sales or that, in general, we will be able to develop the operational, financial and management information systems, procedures and controls necessary to operate profitably on a larger scale than at present.

OUR FOCS-Registered Trademark- TECHNOLOGY MAY BECOME OBSOLETE. To date, we have been dependent on the marketing and sale of our fiber optic chemical sensors ("FOCS-Registered Trademark-"). Other technologies exist that compete with the FOCS-Registered Trademark- technology. Although we are also developing a range of sensor products based on our Sensor-on-a-Chip-Registered Trademark-technology, we do not know whether any or all of our products will be rendered superfluous or obsolete by research efforts and technological advances made by others. Our failure to successfully market the products incorporating the technologies would have a material adverse effect on our operations. We are also dependent on the successful development and marketing by other entities of products incorporating our sensors.

WE MUST COMPETE WITH LARGER AND FINANCIALLY STRONGER COMPETITORS. Competition in the field of diagnostic sensor and environmental technology is intense. Competition in the underground and aboveground storage tank detection markets have intensified since the promulgation of various state and EPA regulations.

Most of our actual and potential competitors have greater financial resources, more extensive business experience and larger organizations than we possess. Even if we are able to successfully market our FOCS-Registered Trademark-products, we do not know whether larger or better financed companies will develop effective competitive products.

We believe that we will be able to compete favorably. However increased competition could materially adversely affect our business, financial condition and results of operations. Our success in the wireless electronics market will depend heavily upon our ability to provide high quality products and services in select target markets. While we will offer an end to end problem solving system, we will be competing against others offering competitive products and services. Other factors that will affect our success in these markets include our continued ability to attract additional experienced engineering, marketing, sales and management talent.

We believe that we will be able to compete on the basis of price and service. Our success will depend on the ability to anticipate and respond to rapid changes in customer preferences and the introduction of new services. We do not know whether we will be able to compete successfully in our markets.

The wireless communications industry is characterized by frequent introduction of new products and services, and is subject to changing consumer preferences and industry trends, which may adversely affect our ability to plan for future design, development and marketing of our products and services. The markets for micro-electronic products, components and related services are also characterized by rapidly changing technology and evolving industry standards, often resulting in product obsolescence or short product life cycles. We will constantly be required to expend more sums in research and development of new technologies.

EXTENSIVE EFFECT OF GOVERNMENT REGULATION IN ENVIRONMENTAL MONITORING AREA. The EPA regulations regulate the installation, testing, manufacture and maintenance of underground storage tanks. There can be no assurance that our PetroSense-Registered Trademark- Continuous Monitoring System will meet future regulatory requirements. The state and EPA regulations establish timetables for the installation of leak detection equipment in aboveground and underground storage tanks and pipings and are subject to interpretation and subsequent changes. These regulations are the minimum federal requirements; state and local regulators are permitted to enact more stringent standards. The EPA also regulates the monitoring, management and cleanup of storm water-generated pollution and hazardous wastes. We do not know whether other sensor products under development will meet future federal or state regulatory requirements.

WE ARE DEPENDENT ON PATENT PROTECTION OF OUR TECHNOLOGIES. Our FOCS-Registered Trademark- technology, which is proprietary and patented, is our most critical asset. We own numerous United States patents and have additional patent applications pending with the United States Patent and Trademark Office. We also have numerous foreign patents and foreign patent applications pending for our various sensor technologies and devices. We do not know whether such patents will protect us from other persons who develop products that infringe our proprietary rights. Many patents involving fiber optic technology have been issued to others. To our best knowledge, our technologies do not infringe patent or other proprietary rights of others; however, we do not know that such infringement has not occurred or will not occur in the future.

If it were determined that our products infringed the claims of someone else's issued patent, we could be enjoined from making or selling such products or be forced to obtain a license in order to continue the manufacture or sale of the product involved, requiring payment of a licensing fee or royalties of unknown magnitude on sales of the product. In addition, we could be liable for substantial damages, and even the defense of patent litigation can be extremely expensive. We do not know whether, if any such license were required, it would be available or available on terms acceptable to us. Any inability to obtain required licenses on favorable terms, or at all, would adversely affect our business.

We do not know whether our pending patent applications will be allowed, whether any of our issued patents would be upheld, whether any issued patents will provide us with significant competitive advantages, or whether challenges will not be instituted against the validity or enforceability of any patents owned by us and, if instituted, whether such challenges will not be successful. The cost of litigation to uphold the validity of a patent and prevent infringement can be substantial even if we prevail. Furthermore, we do not know whether others will independently develop similar technologies, duplicate our technology or design around the patented aspects of our technology. If patents do not issue from present or future patent applications, we may be subject to greater competition. In addition, our technology might be subject to reverse engineering, allowing competitors to obtain our proprietary technology.

WE HAVE LIMITED PRODUCTS LIABILITY INSURANCE AND EXPOSURE TO UNINSURED RISKS. We have products liability insurance in the amount of $5 million. When we sell any product it may become subject to substantial claims and liabilities from users of such products in excess of our insurance. In the event of an uninsured claim or one in excess of our coverage, our business and financial condition could be materially adversely affected.

WE HAVE LIMITED MANUFACTURING FACILITIES. Our facilities in Las Vegas, Nevada are capable of manufacturing our FOCS-Registered Trademark- and Sensor-on-a-chip-Registered Trademark- products for our current sales volumes. Although alternative assembly operations are currently available, we do not know whether such operations will be available in the future or will be available on terms acceptable to us.


WE ARE DEPENDENT ON THIRD PARTIES FOR MANUFACTURING AND SUPPLY. We currently manufacture only one of the components of our fiber optical sensor products, although we currently perform final assembly, testing and calibration of our fiber optical sensor and communications products using circuit boards and other assemblies provided by other companies. We expect to contract with others for the complete assembly of high volume communications systems. We have not entered into any formal arrangement with any supplier. Although we believe that there are several potential suppliers for substantially all required components and products, we might incur delays in meeting delivery deadlines in the event a particular supplier is unable or unwilling to meet our requirements. Suppliers of custom designed products and components would be more difficult to replace. We do not know whether the cost third party manufacturing of components or of our products will exceed current estimates. In addition, we are largely dependent on our suppliers to maintain quality control.




WE ARE DEPENDENT UPON KEY PERSONNEL. We are dependent upon the services of Geoffrey Hewitt, our Chairman and Chief Executive Officer; David S. Peachey, our President and Chief Operating Officer; Peter J. Lagergren, President -Communications Division; and Melvin Pelley, our Chief Financial Officer. To the extent that any of their services become unavailable, our business or prospects may be adversely affected. Each is employed pursuant to employment agreements which automatically renew for a one year term unless terminated by either party to the agreements. We do not know whether we would be able, or how long it would take, to employ qualified persons to replace these key individuals. We carry key man life insurance policies of $3 million and $1 million on the lives of Messrs. Hewitt and Pelley, respectively, and we intend to purchase insurance on the lives of Messrs. Peachey and Lagergren.



WE ARE DEPENDENT ON TECHNICAL AND PROFESSIONAL PERSONNEL. Our ability to produce and market our FOCS-Registered Trademark- products and develop new products is dependent upon the availability and technical abilities of our in-house staff and facilities and/or agreements to be negotiated with third parties. Competition for qualified technical personnel is intense. We do not know whether we will be able to retain independent persons presently employed and be able to attract qualified individuals in the future to satisfy our requirements for technical expertise.

CERTAIN RISKS SPECIFICALLY RELATED TO WIRELESS TECHNOLOGY. Some specific risks facing our wireless technology operations are concentrated on our ability to maintain its technological advantage:

     - The time frame required to marketable products using wireless related technologies - The window of opportunity on these products is estimated to be, at most, 36 months before being made obsolete by improvements in technology.

     - Copiers of the technology - Although our wireless technology will be protected by patents wherever practical, people have attempted and may attempt to replicate our present products. New technology is being developed daily which might allow a competitor to duplicate, through "reverse engineering" or otherwise, our products' functionality.

     - Undeveloped technologies - As new technological developments arise it is possible that one could render present product(s) obsolete. Although unlikely, such a development could draw customers away from wireless related technology until our products are able to match or surpass them.



COMPLIANCE WITH GOVERNMENT REGULATIONS CAN INCREASE COSTS AND SLOW GROWTH. Telecommunications and wireless transmissions services are subject to regulation by the Federal Communications Commission (the "FCC") and sometimes by state regulatory authorities as well. Among other things, these regulatory authorities impose regulations governing the rates, terms and conditions for interstate and intrastate telecommunication services. The federal law governing regulation of interstate telecommunications are the Communications Acts of 1934 and 1996 (the "Communications Acts").



We believe that we are in substantial compliance with all material laws, rules and regulations governing our operations and have obtained or are in the process of obtaining all licenses, tariffs and approvals necessary for the conduct of its business. In the future, legislation enacted by Congress, court decisions relating to the telecommunications industry, or regulatory actions taken by the FCC or the states in which we operate could have a negative impact on our business. Changes in existing laws and regulations, particularly relaxation of existing regulations resulting in significantly increased price competition, may have a significant impact on our activities and operating results. Adoption of new statutes and regulations and our expansion into new geographic markets could require us to alter our methods of operations, at costs which could be substantial, or otherwise limit the types of services we offer. We cannot assure you that we will be able to comply with additional applicable laws, regulations and licensing requirements.

WE MAY BE ADVERSELY AFFECTED BY A DOWNTURN IN OUR INDUSTRY. Our industry is cyclical and as a result is subject to downturns in general economic conditions and changes in client business and marketing budgets. A downturn in general economic conditions in one or more markets or changes in client business and marketing budgets could have a material adverse effect on our business, financial condition and results of operations.

REGULATORY AND LEGAL UNCERTAINTIES COULD HARM OUR BUSINESS. Several industries in which we operate are subject to varying degrees of governmental regulation. Generally, compliance with these regulations is the responsibility of our customers. However, we could be subject to a variety of enforcement or private actions for our failure or the failure of our clients to comply with these regulations. These actions could have a material adverse effect on our business.

From time to time, state and federal legislation is proposed with regard to the use of proprietary databases of consumer groups. The fact that we generate and receive data from many sources increases the uncertainty of the regulatory environment. As a result, there are many ways both domestic and foreign governments might attempt to regulate our use of our data. Any such restrictions could have a material adverse affect on our business.

The services we offer both within and outside the United States may be subject to United States and foreign regulations including:

     -    advertising content;

     -    activities requiring customers to send money with mail orders; and

     -    the maintenance and use of customer data held on databases.

RISK FACTORS RELATING TO INTERNET OPERATIONS

INTERNET OPERATIONS' LIMITED HISTORY OF OPERATIONS MAY NOT BE A RELIABLE BASIS FOR EVALUATING OUR PROSPECTS. Because our Internet operations are in a development stage, we have limited operating and financial data to give to you to evaluate our future performance and prospects concerning these entities. Our prospects must be considered in light of the risks, expenses, delays, problems and difficulties frequently encountered in the establishment of a new business in the Internet industry, which is an evolving industry characterized by intense competition. You must consider the risks, expenses and uncertainties that an early stage business like our Internet communications business faces. These risks include our ability to:

     - establish awareness of our services to businesses in emerging Internet economies;

     -    expand business-to-business services;

     -    respond effectively to competitive pressures; and

     - continue to develop and upgrade our technology and distribute any future joint venture partner's technology.

If we are unsuccessful in addressing these risks, our business, financial condition and results of operations will be materially and adversely affected.



WE ARE DEPENDENT ON OUR JOINT VENTURE WITH CORNERSTONE PROPANE PARTNERS, L.P. Intrex has entered into a joint venture with Cornerstone Propane Partners, L.P., the fourth largest propane distributor in the United States, to market a system for monitoring gas levels in propane tanks, transmitting the data on a real time basis through Intrex's wireless communications technology and using the data to schedule and route deliveries of propane gas. We are dependent on the joint venture with Cornerstone in order to generate additional revenues in the near term. Moreover, operations from the joint venture would require us to seek additional financing to fund capital expenditures, which would result in substantial dilution to existing shareholders. In addition, upon the formation of the joint venture following certain conditions, securities convertible into or exchangeable for approximately 126,000,000 DecisionLink common shares would be released to former Intrex and Pandel stockholders pursuant to escrow arrangements established in connection with the Intrex business combination. The release of these securities to former Intrex and Pandel securityholders could also dilute the equity interest of other stockholders.




OUR INTERNET RELATED BUSINESS MAY HAVE DIFFICULTY COMPETING. Our businesses, insofar as they relate to the Internet, compete in the Internet market which is characterized by increasing competition from "brand-named" entities and the rapid adoption of new technologies. We might in the future face competition from a wide range of companies including, but not limited to, Internet service providers (ISP's) and Internet portals such as Yahoo!, America OnLine and Earthlink, and from applications service providers (ASP's) such as SAP, J.D. Edwards and PeopleSoft. In addition, we could encounter competition from new sources as the Internet and wireless technology markets continue to evolve.



Our competitors may have capabilities and resources equal to or greater than we do. In addition, there are relatively few barriers preventing competitors from entering the Internet industries in which we compete. As a result, new companies may enter into the market at any time and threaten the business of our Internet operations. Existing or future competitors may develop or offer comparable or superior services at a lower price, which could have a material adverse effect on the business, financial condition and results of operations of our Internet business.

SIGNIFICANT COMPETITION IN PROVIDING INTERNET SERVICES AND WIRELESS SERVICES COULD REDUCE THE DEMAND FOR AND PROFITABILITY OF OUR SERVICES. Though our focus is predominately upon business-to-business e-commerce in emerging Internet economies, wherein there presently is little competition, the wireless component sector is very competitive. For example, we may compete with cellular communications companies such as CellNet; other satellite communications companies, such as Globalstar, and even other licensed resellers for Orbcomm. In addition, a number of multinational corporations, including giant communications carriers, such as Qualcomm and Worldcom and some of the regional operating companies, are offering, or have announced plans to offer wireless remote asset communications.

In the future, our competitors in the business-to-business e-commerce realm, as opposed to the wireless and Internet communications arena, may even include prospective customers such as major multinational oil companies and automobile manufacturers. We believe that new competitors, which may include computer software and services, telephone, energy, environmental and other companies, are likely to enter the services market. Competition for electronic commerce partners is intense and is expected to increase significantly in the future because there are no substantial barriers to entry in our market.

In addition, we believe that the Internet service and on-line service businesses will further consolidate in the future. We believe this could result in increased price and other competition in the industry and adversely impact us. This may cause us to lower our fees in order to compete in an already limited market space.

Many of our Internet and wireless technology competitors possess financial resources significantly greater than what we might expect to have and, accordingly, could initiate and support prolonged price competition to gain market share. Many competitive products and services are marketed by companies which:

     -    are well established;

     - have reputations for success in the development and sale of products and services; and

     - have significantly greater financial, marketing, distribution, personnel and other resources, thereby permitting them to implement extensive advertising and promotional campaigns, both general and in response to efforts by additional competitors to enter into new markets and introduce new products and services.

We believe we will be able to compete favorably in these areas. However increased competition in any one of these areas could materially adversely affect our business, financial condition and results of operations. Other factors that will affect our success in these markets include our continued ability to attract additional experienced marketing, sales and management talent, in the communications, energy and related industries, and in the area of government environment regulations, and the expansion of support, training and field service capabilities.

The Internet and the technology industries are characterized by frequent introduction of new products and services, and are subject to changing consumer preferences and industry trends, which may adversely affect our ability to plan for future design, development and marketing of our products and services. The markets for our products and services are also characterized by rapidly changing technology and evolving industry standards, often resulting in product obsolescence or short product life cycles.

WE ARE UNCERTAIN OF OUR PRODUCTS BEING ACCEPTED BY THE MARKET. Achieving market acceptance for our products and services requires substantial marketing efforts and the expenditure of significant funds, which we don't currently have, to create both awareness and demand.

Because demand by our customers may be interrelated, any lack or lessening of demand could have a negative affect on overall market acceptance of our products and services. Markets may not develop for our Internet related business, and we may not be able to meet our current marketing objectives or succeed in positioning ourselves as a key player in the Internet industry.

RELIANCE ON NEW PRODUCTS. A substantial part of our business and financial plan focuses on a product line which is relatively new. We do not know whether sales levels sufficient to run our business profitably (or sufficient to continue Intrex's operations at all) can be achieved and, if achieved, maintained. Internal cash generated by operations may not permit the level of research and development spending required to further new product improvements and outside financing may not be available.

PRODUCT OBSOLESCENCE. Our business is at risk if we do not continue to upgrade and improve our products. Typically, the communications industry is characterized by a consistent flow of new improved products which render existing products obsolete. The market may not consider our products to be superior or equivalent to existing or future competitive products and we may not be able to adapt to evolving markets and technologies, develop new products, achieve and maintain technological advantages or maintain prices competitive with other products.

SMALL CUSTOMER BASE. We have recently completed beta testing of remote data communications products and are now beginning our marketing efforts. We have not yet built a significant customer base and may be unable to do so.

RELIANCE ON SATELLITE SERVICE-PROVIDERS. By relying on communications satellites operated by Orbcomm or other satellite providers becoming and remaining fully operational, we take on the risks inherent to the satellite communications industry (for instance, the risks of damage to satellites caused by collisions in space with such things as meteor showers or space debris or the risk of damage from solar flares). In addition, the satellite industry has very high fixed costs and satellite service providers may experience financial difficulties if they are unable to achieve profitability. Our ability to provide services, whether using the Orbcomm satellites or any other satellite, is dependent on the continued operation of those satellites and on our continued access to those satellites. We may not continue to have access to satellites or sufficient access to enable us to operate our business.

FINANCIAL RISK IN RELIANCE ON ORBCOMM AS A SATELLITE SERVICE PROVIDER. Orbcomm, the exclusive provider of satellite communications services for our proposed joint venture with Cornerstone Propane Partners, L.P., has experienced financial difficulties and filed a petition in the United States Bankruptcy Court for reorganization under Chapter 11 of the United States Bankruptcy Act on September 15, 2000. Orbcomm's management has advised us that it intends to continue to provide satellite communications services to us and that it believes its reorganization will be successful. However, under Chapter 11, Orbcomm, subject to court approval, can reject its agreements with us and can also discontinue its operations generally if a successful reorganization cannot be achieved. The loss of the services provided to us by Orbcomm, or the mere possibility of the loss of those services, could have a material adverse effect on our business and could have the effect of delaying the implementation of the proposed joint venture with Cornerstone or increasing the cost of wireless communications services to the joint venture if those services must be obtained from another provider. The loss of the services of Orbcomm would also jeopardize our present and any future investment in hardware and software that is specific to the Orbcomm satellite communication system.

TECHNOLOGICAL RISKS. The Orbcomm satellites and any other satellites that we may be use are exposed to the risks inherent in a large-scale complex communications system employing advanced technology. Even if our system is built to specifications, the Orbcomm satellites or any other satellite that we may use will not always function as expected in a timely and cost-effective manner. Performance degradation in any satellite which we use may occur in the future.

LIMITED LIFE OF SATELLITES. We may not be able to rely on Orbcomm, or any other satellite service provider, being able to finance its next generation of satellites. Our management understands that the first-generation satellites are designed to operate for the next five years.

REGULATORY RISKS. Our ability to expand into foreign markets may be affected by our ability to receive any necessary licences to operate. There is no assurance that we will be successful in gaining any required foreign regulatory authorizations. If we are not successful, services relying on the Orbcomm satellites will not be available in such countries. Some countries continue to require that a communications service is provided by a government-owned entity and in those countries we may be unable to provide service using the Orbcomm satellites.

IF WE DO NOT EFFECTIVELY IMPLEMENT OUR MARKETING STRATEGY AND EFFECTIVELY MANAGE OUR OPERATIONS, OUR BUSINESS COULD SUFFER. Implementation of our business plan will depend on, among other things, the following:

     - our ability to establish contractual arrangements targeting several market segments for our Internet business; and

     - hire and retain skilled management, financial, marketing, sales and other personnel.

Our marketing strategy and plans are subject to change as a result of a number of factors, including, but not limited to, progress or delays in:

     -    our marketing efforts;

     - changes in market conditions, including the emergence of significant supplementary markets;

     - the nature of possible strategic alliances which may become available to us in the future; and

     -    competitive factors.

WE MAY NOT BE ABLE TO IMPLEMENT SUCCESSFULLY OUR BUSINESS PLAN FOR OUR INTERNET RELATED BUSINESS OR OTHERWISE CONTINUE OUR OPERATIONS. In order to implement our business plan for our Internet and wireless technology business, we will be required to:

     -    improve our operating systems;

     - attract and retain skilled executive, management and technical personnel; and

     - successfully manage growth, including monitoring operations, controlling costs and maintaining effective quality, and service controls.

JOINT VENTURES, ACQUISITIONS OR STRATEGIC ALLIANCES MAY NOT BE AVAILABLE. We do not know if we will be able to identify any future joint ventures, acquisitions or strategic alliances or that we will be able to successfully finance these transactions. A failure to identify or finance future transactions may impair our growth. In addition, to finance these transactions, it may be necessary for us to raise additional funds through public or private financings. Any equity or debt financings, if available at all, may impact our operations and, in the case of equity financings, may result in substantial dilution to existing stockholders.

IN THE FUTURE WE WILL DEPEND ON THE DEVELOPING MARKET OF THE INTERNET. Our ability to derive revenues by providing online commerce and Internet and/or wireless technology related services will depend, in part, upon a developed and robust industry and the infrastructure for providing Internet access and carrying Internet traffic. The necessary infrastructure, such as a reliable network backbone, or complementary products, such as lower cost high speed cable modems, may not be developed or the Internet may not become a viable commercial marketplace in those segments we target. Critical issues concerning the commercial use of the Internet, including:

     -    security
     -    ease of use and access
     -    reliability
     -    quality of service
     -    cost

remain unresolved and may impact the growth of Internet use. In the event that the necessary infrastructure or complementary products are not developed or the Internet does not become a viable commercial marketplace, our future business, operating results and financial condition could be negatively affected if we were to expend significant resources for the development of Internet services.

CONCERNS ABOUT SECURITY OF ELECTRONIC COMMERCE TRANSACTIONS AND CONFIDENTIALITY OF INFORMATION ON THE INTERNET MAY REDUCE OVERALL INTERNET USE AND IMPEDE OUR GROWTH. A significant barrier to electronic commerce and confidential communications and transmissions over the Internet has been the need for security and reliability. Internet usage could decline if any well-publicized compromise of security occurred. We may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by these breaches or other problems with the general integrity of our system. Unauthorized persons could attempt to penetrate our network security. If successful, they could misappropriate proprietary information or cause interruptions in our services. As a result, we may be required to expend capital and resources to protect against or to alleviate these problems. Security breaches could have a material adverse effect on our business, financial condition and results of operations.

COMPUTER VIRUSES MAY CAUSE OUR SYSTEMS TO INCUR DELAYS OR INTERRUPTIONS AND MAY ADVERSELY AFFECT OUR BUSINESS. Computer viruses may cause our systems to incur delays or other service interruptions. In addition, the inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability. Moreover, if a computer virus affecting our system is highly publicized, our reputation could be materially damaged.

WE MAY BECOME SUBJECT TO BURDENSOME GOVERNMENT REGULATIONS AND LEGAL UNCERTAINTIES AFFECTING THE INTERNET WHICH COULD ADVERSELY AFFECT OUR BUSINESS. To date, governmental regulations have not materially restricted use of the Internet in our markets, except in so far as our business relates to environmental matters. However, the legal and regulatory environment that pertains to the Internet is uncertain and may change. Uncertainty and new regulations could increase our costs of doing business and prevent us from delivering our products and services over the Internet. The growth of the Internet may also be significantly slowed. This could delay growth in demand for our network and limit the growth of our revenues.

In addition to new laws and regulations being adopted, existing laws may be applied to the Internet. New and existing laws may cover issues which include:

     -    sales and other taxes;

     -    user privacy;

     -    pricing controls;

     -    data security and integrity issues;

     -    characteristics and quality of products and services;

     -    consumer protection;

     -    cross-border commerce;

     -    libel and defamation;

     -    copyright, trademark and patent infringement; and

     -    other claims based on the nature and content of Internet materials.

UNAUTHORIZED USE OF OUR INTELLECTUAL PROPERTY BY THIRD PARTIES MAY ADVERSELY AFFECT OUR BUSINESS. We regard our copyrights, service marks, trademarks, trade secrets and other intellectual property as important to our success. Unauthorized use of our intellectual property by third parties may adversely affect our business and our reputation. We rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers, partners and others to protect our intellectual property rights. Despite our precautions, it may be possible for third parties to obtain and use our intellectual property without authorization. Furthermore, the validity, enforceability and scope of protection of intellectual property in Internet-related industries is uncertain and still evolving. The laws of some foreign countries are uncertain or do not protect intellectual property rights to the same extent as do the laws of the United States.

WE MAY BE SUBJECT TO CLAIMS BASED ON THE CONTENT WE PROVIDE OVER OUR NETWORK. The laws in the United States and in other countries relating to the liability of companies which provide online services, like ours, for activities of their customers are currently unsettled. Claims have been made against online service providers and networks in the past for defamation, negligence, copyright or trademark infringement, obscenity, personal injury or other theories based on the nature and content of information. We could be subject to similar claims and incur significant costs in their defense.

RISKS RELATING TO OUR SECURITIES

POSSIBLE VOLATILITY OF COMMON STOCK PRICES. The market price of our common stock may be significantly affected by various factors, including, but not limited to, general economic conditions and those specific to our business, future acquisitions, if any, and our financial condition. Moreover, the price of our common stock may be affected by the significant number of shares of common stock outstanding, and the shares underlying outstanding warrants and/or options to purchase shares of our common stock. See "Market for Common Stock and Related Stockholder Matters."



SHARES ELIGIBLE FOR FUTURE SALES BY OUR CURRENT STOCKHOLDERS MAY AFFECT OUR STOCK PRICE AND POTENTIAL FUTURE DILUTION. Approximately 74.8 million of the 135,855,122 shares of common stock outstanding as of December 31, 2000 are "restricted securities" as such term is defined in Rule 144 promulgated under the Securities Act. Restricted securities may only be publicly sold pursuant to an effective registration statement under the Securities Act or in accordance with applicable exemptions from the registration requirements of the Securities Act. Rule 144 provides for the public sale by affiliates and non-affiliates of limited quantities of restricted securities without registration under the Securities Act when the securities are held over one year. Non-affiliates that hold the restricted securities over two years may sell an unlimited quantity of the restricted securities. Currently, approximately 346,000 shares of restricted securities are held by non-affiliates for over two years and approximately 8,953,000 are held by non-affiliates for less than one year.

We are unable to predict the effect that sales made pursuant to this prospectus, Rule 144 or otherwise may have on the then prevailing market price of our securities, although sales of substantial amounts of shares by existing stockholders, or even the potential of such sales, may be expected to have an adverse effect on the trading price and market for our securities.



YOUR OWNERSHIP INTEREST MAY BECOME DILUTED. In the event that our stock price increases, holders of outstanding options and warrants may elect to exercise them, and holders of outstanding convertible securities may elect to convert them, resulting in dilution of other stockholders' interests. As of December 31, 2000, we had outstanding 1,895,175 Class D warrants. Each Class D Warrant is currently exercisable by the holder thereof to purchase one share of common stock at an exercise price of $1.25 through the expiration date of September 17, 2001. There are an additional 37,500 warrants each exercisable at $.90, 1,637,000 warrants each exercisable at $1.00 and 75,000 warrants each exercisable at $0.35 (collectively with the Class D warrants, the "Outstanding Warrants"). The holders of Series A Convertible Preferred Stock currently have the right to convert the 207,848 shares of convertible preferred stock outstanding into 2,078,480 shares of common stock (to be increased to 15,588,600 shares in satisfaction of anti-dilution adjustments and dividends in arrears) and redemption under certain circumstances. The holders of the 8% Senior Convertible Notes have the right to convert their notes into an aggregate of 65,217 shares of common stock, assuming a conversion price of $.23, subject to adjustment and redemption under certain circumstances. We have agreed to issue to the holders of the outstanding 8% Senior Convertible Notes upon conversion of their notes and to holders who have already converted their 8% Senior Convertible Notes, warrants to purchase 7,047,826 shares of common stock, exercisable at $.23 for approximately two years from issuance. In addition, we have previously registered an additional 7,113,942 shares of common stock and intend to register 20,000,000 shares of common stock underlying a like number of options (8,975,942 options outstanding; 18,138,000 options authorized, but not granted) and 250,000 shares of common stock issuable pursuant to an Employee Stock Purchase Plan pursuant to registration statements on Forms S-8. In addition, 400,000 shares of Common Stock are issuable upon exercise of options (at prices ranging from $.50 to $1.00 per share) granted pursuant to consulting agreements.




The holders of our 12% convertible debentures and notes issued to obtain financing in connection with the recent business combination with Intrex have the right to convert their notes into 17,007,467 shares of common stock, assuming an effective conversion price of $0.1382 per share, subject to adjustment. The holders of our Series B Convertible Preferred Stock have the right to convert their shares into 4,678,682 shares of common stock, subject to adjustment. As consideration for a bridge loan of $600,000 which was re-financed with 12% convertible debentures, the bridge lenders received warrants expiring May 19, 2005 to purchase 60,000 shares of common stock at an exercise price equal to the lesser of $.50 per share or 75% of the closing market price the day before the conversion. The placing agent for the bridge loan, the 12% convertible debentures and notes and the Series B Preferred Stock received, for nominal consideration, a warrant expiring May 19, 2005, to purchase 10,000 shares of common stock at an exercise price of $.50 per share and warrants expiring July-September 2005, to purchase

1,422,593 shares of common stock at a currently effective exercise price of $0.1741 per share, subject to adjustment.




As consideration for the business combination with Intrex we agreed to issue 252,218,952 shares of our common stock upon conversion of convertible securities issued by us and in exchange for Intrex Class B Shares, of which 189,164,214 shares will be held in escrow and will be released only if certain milestones related to the Intrex business are met by July 27, 2002. As part of the fee for advisory services rendered in connection with the business combination, we also issued a promissory note due April 11, 2002, which is convertible into 683,704 shares of Common Stock, representing a conversion price of $.185 per share and a warrant expiring April 11, 2004, to purchase 960,000 shares of common stock at an exercise price of $.185 per share.



During the terms of our warrants, options, convertible preferred stock, debentures, notes and the exchangeable securities issued in connection with the Intrex business combination the holders may be able to purchase shares of common stock at prices substantially below the then current market price of our common stock, with a resultant dilution in the interests in the existing common stockholders. The holders of the warrants, options, convertible preferred stock, notes and exchangeable securities may be expected to exercise their rights to acquire shares of common stock at times when we might be able to obtain needed capital through a new offering of securities on terms more favorable than those provided by these outstanding securities. Thus, exercise of the warrants, and options and/or the conversion of convertible preferred stock, notes and exchangeable securities may be expected to have a depressive effect on the market price for the common stock and might adversely affect the terms on which we may be able to obtain additional financing or additional capital. In addition, the exercise or conversion or exchange of the warrants, options, convertible preferred stock, notes and exchangeable securities and the subsequent sales of shares of common stock by holders of such securities pursuant to a registration statement, under Rule 144, or otherwise, could have an adverse effect upon the market for our securities. Moreover, warrant holders who fail to exercise their warrants will experience a corresponding decrease in their interest held in us relative to the ownership interest held by exercising warrant holders.



In connection with the Intrex business combination, former shareholders of Intrex and shareholders of DecisionLink who own or have the right to acquire a total of 192,944,645 shares of DecisionLink Common Stock have agreed that until July 27, 2001, each of them will not sell any DecisionLink common stock owned by them or ownership of which may be acquired in an amount which exceeds, together with other sales for the account of such stockholder during the preceding three months, the greater of (1) one percent of the shares of Common Stock outstanding as shown on DecisionLink's most recently published Annual Report on Form 10-KSB or Quarterly Report on Form 10-QSB, (2) the average weekly reported trading volume during the four weeks preceding the filing of any required notice of sale pursuant to Rule 144 or, if no such notice is required, the date of receipt of the order to execute the transaction by the broker or the date of execution of the transaction directly with a market maker.

CLASSIFIED BOARD OF DIRECTORS. Our by-laws provide for a classified Board of Directors with board members serving staggered three-year terms. The Board has three classes of directors serving for three-year terms, with one class of directors to be elected at each annual meeting of stockholders. The classification of Directors has the effect of making it more difficult to change the composition of the Board of Directors and more difficult for a third-party to acquire us.



PREFERRED STOCK AUTHORIZATION. Our Certificate of Incorporation authorizes the issuance of a maximum of 10,000,000 shares of "blank check" preferred stock, $.001 par value with such designations, rights and preferences as may be determined from time to time by our Board of Directors. As of December 31, 2000, we had outstanding (i) 207,848 shares of Series A Preferred Stock currently convertible into 2,078,848 shares of Common Stock (expected to be increased to 15,588,6000 shares in satisfaction of anti-dilution adjustments and dividends in arrears), (ii) 1,752,409 shares of a series of preferred stock designated as Special Shares which are not convertible into common stock and (iii) 257,000 shares of Series B Convertible Preferred Stock, initially convertible into 4,355,932 (currently convertible into 4,678,682 shares) shares of common stock. We cannot assure you that we will not issue additional preferred stock in the near future. If issued, the terms of a series of additional preferred stock could operate to the significant disadvantage of holders of outstanding convertible preferred stock and/or common stock. In addition, in the event of a proposed attempt to gain control of us where the Board of Directors does not approve, the Board could authorize the issuance of preferred stock as an anti-takeover device, which could prevent the completion of such a transaction to the detriment of public stockholders.



DISCLOSURE RELATING TO LOW-PRICED STOCKS. Our common stock, which is traded on the OTCBB, is subject to Rule 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, which imposes various sales practice requirements on broker-dealers who sell securities governed by Rule 15g-9 to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse). For transactions covered by Rule 15g-9, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Consequently, Rule 15g-9 may have an adverse effect on the ability of broker-dealers to sell our securities and may affect the ability of purchasers in this offering to sell our securities in the secondary market and otherwise affect the trading market in the common stock.

The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks." Investors in the offering may find it more difficult to sell their shares because our securities have become subject to the penny stock rules. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASD's automated quotation system, provided that current price and volume information with respect to transactions in that security is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker dealer salesperson compensation information, must be given to the customer orally or in writing before or with the customer's confirmation. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock such as ours which has become subject to the penny stock rules.




For all of the aforesaid reasons and others set forth herein, the purchase of securities offered hereby involves a high degree of risk. Any person considering an investment in the securities offered hereby should be aware of these and other factors set forth in this prospectus. The securities should be purchased only by persons who can afford to absorb a total loss of their investment in us and have no need for a return on their investment.

                                 USE OF PROCEEDS



DecisionLink will not receive the proceeds from the sales of common stock by the selling securityholders. However, DecisionLink may receive up to $2,308,279 from the exercise of warrants and options by the selling securityholders which it intends to use for working capital and other general corporate purposes.



            MARKET FOR COMMON STOCK AND RELATED STOCKHOLDERS MATTERS



DecisionLink's common stock trades under the symbol "DLNK.OB" on the Over-the-Counter Bulletin Board (OTCBB). The following table sets forth the high and low trade prices of the common stock for the periods shown. The prices reported on the OTCBB reflect inter-dealer prices without retail mark-up, mark-down or commission and may not represent actual transactions.




                                                             HIGH          LOW
                                                            -------      -------
   COMMON STOCK
   FISCAL YEAR ENDED SEPTEMBER 30, 1998
   First Quarter                                            $0.28          $0.12
   Second Quarter                                            0.22           0.12
   Third Quarter                                             0.24           0.16



                                                             HIGH          LOW
                                                            -------      -------
   Fourth Quarter                                           0.15            0.11

   FISCAL YEAR ENDED SEPTEMBER 30, 1999
   First Quarter                                           $0.23           $0.15
   Second Quarter                                           0.28            0.13
   Third Quarter                                            0.23            0.13
   Fourth Quarter                                           0.21            0.12

   FISCAL YEAR ENDED SEPTEMBER 30, 2000
   First Quarter                                           $0.30           $0.11
   Second Quarter                                           2.03            0.16
   Third Quarter                                            1.02            0.48
   Fourth Quarter                                           0.59            0.23

   FISCAL YEAR ENDING SEPTEMBER 30, 2001
   First Quarter                                            0.31            0.08
   January 1, 2001-February 2, 2001                         0.42            0.11




On February 2, 2001, the closing sales price of the common stock on the OTCBB was $0.315.




At February 2, 2001, there were approximately 548 holders of record of common stock. We estimate that we have approximately 9,000 beneficial holders of our common stock.



                                 DIVIDEND POLICY



The payment of dividends by DecisionLink is within the discretion of its Board of Directors and depends in part upon our earnings, capital requirements and financial condition. Since our inception, we have not paid any dividends on our common stock and do not anticipate paying such dividends in the foreseeable future. DecisionLink intends to retain earnings, if any, to finance our operations.




Pursuant to the terms of the DecisionLink's Series A convertible preferred stock, dividends are payable annually on November 1st. The holders of the convertible preferred stock may elect to receive their dividend payments in cash at a rate of 11% of the liquidation value, or in additional shares of convertible preferred stock at the rate of 8% of the number of shares of convertible preferred stock held by such holder on the date of declaration. In October, 2000, DecisionLink's Board of Directors determined that, in view of the recent trading price of DecisionLink's common stock and in view of DecisionLink's current cash position, it would not be appropriate to declare the annual dividend payable on the convertible preferred stock on November 1, 2000. As a result, that dividend will accumulate in accordance with the terms of the convertible preferred stock. The undeclared dividends in arrears as of September 30, 2000 are $1,028,848 ($1,371,797 as of November 1, 2000) if
elected entirely in cash or 53,981 (74,927 as of November 1, 2000) additional shares of convertible preferred stock if elected solely in shares. No assurance can be given that DecisionLink will be able to make dividend distributions in the future if the holders of the convertible preferred stock request cash. The Board of Directors have approved an exchange offer to holders of the convertible preferred stock which would change the conversion ratio from 10 common shares for each preferred share to 75 shares in satisfaction of accumulated dividends and of anti-dilution provisions, and which would make future preferred dividends payable only in common stock.


                              SELLING SECURITYHOLDERS



The following table sets forth certain information known to DecisionLink with respect to beneficial ownership as of December 31, 2000, of the common stock by each selling securityholder before the offering, the number of shares of Common Stock to be offered and the beneficial ownership of common stock immediately after the offering assuming the securities to be offered by them are sold.




------------------------------------------------    ------------- ------------      ------------      ------------ -----------
                                                      Shares of Common Stock          Shares of        Shares of Common Stock
                                                     Beneficially Owned Prior       Common Stock      Beneficially Owned After
                                                      to the Offering (1)(2)           Offered            the Offering (3)
------------------------------------------------    ------------- ------------      ------------      ------------ -----------
         Selling Securityholder                         Number         %                                 Number          %
------------------------------------------------    ------------- ------------      ------------      ------------ -----------
Sreedeswar Holdings Inc.,  Panama(4)                  4,646,733       3.31%           4,646,733            -0-           *
------------------------------------------------    ------------- ------------      ------------      ------------ -----------
JO Hambro Capital Management Ltd. for Acct.           1,809,305       1.31%           1,809,305            -0-           *
of American Opportunities Trust(5)
------------------------------------------------    ------------- ------------      ------------      ------------ -----------
James Ladner(6)                                         900,178        *                900,178            -0-           *
------------------------------------------------    ------------- ------------      ------------      ------------ -----------
Dr. Roland Hartmann(5)                                  723,722        *                723,722            -0-           *
------------------------------------------------    ------------- ------------      ------------      ------------ -----------
Heinz Bertsch(5)                                        723,722        *                723,722            -0-           *
------------------------------------------------    ------------- ------------      ------------      ------------ -----------
Miriam Bertsch(5)                                       361,861        *                361,861            -0-           *
------------------------------------------------    ------------- ------------      ------------      ------------ -----------
Renato Schaeppi(5)                                      361,861        *                361,861            -0-           *
------------------------------------------------    ------------- ------------      ------------      ------------ -----------
Franz Grob(5)                                           361,861        *                361,861            -0-           *
------------------------------------------------    ------------- ------------      ------------      ------------ -----------
E.F.G. Private Bank SA(7)                             1,376,170        *              1,376,170            -0-           *
------------------------------------------------    ------------- ------------      ------------      ------------ -----------
Coutts Bank(8)                                          436,472        *                436,472            -0-           *
------------------------------------------------    ------------- ------------      ------------      ------------ -----------
RP&C International Limited(9)                         2,568,532       1.86%           2,568,532            -0-           *
------------------------------------------------    ------------- ------------      ------------      ------------ -----------
RemoteDataPartners(5)                                 7,237,220       5.06%           7,237,220            -0-           *
------------------------------------------------    ------------- ------------      ------------      ------------ -----------
Lawewa International Limited(10)                         91,025        *                 91,025            -0-           *
------------------------------------------------    ------------- ------------      ------------      ------------ -----------
Tranec Anstalt(10)                                      364,100        *                364,100            -0-           *
------------------------------------------------    ------------- ------------      ------------      ------------ -----------
JS Cresvale Securities Asia Limited(11)               3,601,382       2.58%           3,601,382            -0-           *
------------------------------------------------    ------------- ------------      ------------      ------------ -----------
Global Convertible Megatrend Ltd.(10)                   910,250        *                910,250            -0-           *
------------------------------------------------    ------------- ------------      ------------      ------------ -----------
entrenet Group, LLC(12)                               4,643,784       3.38%           4,643,784            -0-           *
------------------------------------------------    ------------- ------------      ------------      ------------ -----------
David Peachey(13)                                    56,018,224      29.20%           9,450,000        46,568,224      20.80%
------------------------------------------------    ------------- ------------      ------------      ------------ -----------



------------------------------------------------    ------------- ------------      ------------      ------------ -----------
                                                      Shares of Common Stock          Shares of        Shares of Common Stock
                                                     Beneficially Owned Prior       Common Stock      Beneficially Owned After
                                                      to the Offering (1)(2)           Offered            the Offering (3)
------------------------------------------------    ------------- ------------      ------------      ------------ -----------
         Selling Securityholder                         Number         %                                 Number          %
------------------------------------------------    ------------- ------------      ------------      ------------ -----------
------------------------------------------------    ------------- ------------      ------------      ------------ -----------
Peter J. Lagergren(14)                               59,493,464      43.79%          59,493,464            -0-           *
------------------------------------------------    ------------- ------------      ------------      ------------ -----------
Stig Lagergren(15)                                    1,340,426        *              1,340,426            -0-           *
------------------------------------------------    ------------- ------------      ------------      ------------ -----------
C. Cameron Allen(15)                                  1,218,569        *              1,218,569            -0-           *
------------------------------------------------    ------------- ------------      ------------      ------------ -----------
Alpha Harrison(15)                                      121,857        *                121,857            -0-           *
------------------------------------------------    ------------- ------------      ------------      ------------ -----------
Michael J. McCune(15)                                   121,857        *                121,857            -0-           *
------------------------------------------------    ------------- ------------      ------------      ------------ -----------
L. Lacey Lance(15)                                      121,857        *                121,857            -0-           *
------------------------------------------------    ------------- ------------      ------------      ------------ -----------
C.E. Daniels(15)                                        121,857        *                121,857            -0-           *
------------------------------------------------    ------------- ------------      ------------      ------------ -----------
Robert L. Ballinger(15)                                 121,857        *                121,857            -0-           *
------------------------------------------------    ------------- ------------      ------------      ------------ -----------
MSI Capital Corporation(15)                             121,857        *                121,857            -0-           *
------------------------------------------------    ------------- ------------      ------------      ------------ -----------
Concorde 1987 Venture Investors(15)                     544,457        *                544,457            -0-           *
------------------------------------------------    ------------- ------------      ------------      ------------ -----------
Profit Sharing Trust for Employees of Taber             136,114        *                136,114            -0-           *
Corporation(15)
------------------------------------------------    ------------- ------------      ------------      ------------ -----------
Lyda Hill(15)                                           272,228        *                272,228            -0-           *
------------------------------------------------    ------------- ------------      ------------      ------------ -----------
Lewis T. Sweet, Jr.(15)                               1,659,326       1.22%           1,659,326            -0-           *
------------------------------------------------    ------------- ------------      ------------      ------------ -----------
Mary Catherine Sweet(15)                              2,132,496       1.57%           2,132,496            -0-           *
------------------------------------------------    ------------- ------------      ------------      ------------ -----------
Royal Bank of Scotland(16)                               75,000        *                 75,000            -0-           *
------------------------------------------------    ------------- ------------      ------------      ------------ -----------
Bert Siegel(17)                                         100,000        *                100,000            -0-           *
------------------------------------------------    ------------- ------------      ------------      ------------ -----------
Banca del Gottardo(18)                                  669,566        *                669,566            -0-           *
------------------------------------------------    ------------- ------------      ------------      ------------ -----------
Bank Leu AG Credit Suisse Group(18)                   1,304,348        *              1,304,348            -0-           *
------------------------------------------------    ------------- ------------      ------------      ------------ -----------
Brown Brothers Harriman(18)                             326,087        *                326,087            -0-           *
------------------------------------------------    ------------- ------------      ------------      ------------ -----------
Manport AG(18)(19)                                      678,261        *                678,261            -0-           *
------------------------------------------------    ------------- ------------      ------------      ------------ -----------
Medig Placements S.A.(18)                               217,391        *                217,391            -0-           *
------------------------------------------------    ------------- ------------      ------------      ------------ -----------
Valux S.A.(18)                                          217,391        *                217,391            -0-           *
------------------------------------------------    ------------- ------------      ------------      ------------ -----------
Lloyds TSB Bank plc, Geneva(18)                         339,130        *                339,130            -0-           *
------------------------------------------------    ------------- ------------      ------------      ------------ -----------
Continental Capital & Equity Corporation (20)           600,000        *                600,000            -0-           *
------------------------------------------------    ------------- ------------      ------------      ------------ -----------



------------------------------------------------    ------------- ------------      ------------      ------------ -----------
                                                      Shares of Common Stock          Shares of        Shares of Common Stock
                                                     Beneficially Owned Prior       Common Stock      Beneficially Owned After
                                                      to the Offering (1)(2)           Offered            the Offering (3)
------------------------------------------------    ------------- ------------      ------------      ------------ -----------
         Selling Securityholder                         Number         %                                 Number          %
------------------------------------------------    ------------- ------------      ------------      ------------ -----------
------------------------------------------------    ------------- ------------      ------------      ------------ -----------
D2E (21)                                                253,333        *                253,333            -0-           *
------------------------------------------------    ------------- ------------      ------------      ------------ -----------
SBK Investment Partners (22)                            688,182        *                100,000          588,182         *
------------------------------------------------    ------------- ------------      ------------      ------------ -----------
Daniel Spethman (23)                                     15,000        *                 15,000            -0-           *
------------------------------------------------    ------------- ------------      ------------      ------------ -----------
Total                                               160,148,313                     112,991,907
-----------                                         -------------                   ------------
------------------------------------------------    ------------- ------------      ------------      ------------ -----------



* Less than 1% of the total number of shares issued and outstanding.



         The table includes shares of our common stock issued upon conversion of our 12% senior convertible debentures and senior convertible notes due
2002 based on the current effective conversion price of $0.1382 per share.
The actual number of shares issuable upon conversion of the debentures and notes is equal to the product of (A) their principal amount divided by a conversion price equal to the lesser of (i) $.30 per share and (ii) 92% of the average of the closing bid price for the common stock on the Over-the-Counter Bulletin Board for the twenty consecutive trading days ending two trading days prior to the conversion date and (B) 1.26.




         The table also includes shares of our common stock issued upon the conversion of shares of our Series B Convertible Preferred Stock at the initial conversion price of $.59 per share. The actual number of common shares issuable upon conversion of the Series B Convertible Preferred Stock is equal to the conversion value of the preferred stock of $10 per share divided by the applicable conversion price at the time of conversion. The conversion price for the Series B Convertible Preferred Stock is equal to $.59 per share, subject to a reduction of $.07 per share on August 25 in each year commencing 2001 and certain other customary adjustments. The current effective conversion price is $0.5493, which would result in the issuance of 4,678,682 common shares.




(1) Unless otherwise noted, DecisionLink believes that all persons named in the table have sole voting and investment power with respect to the shares beneficially owned by them. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date hereof upon the exercise of warrants or options or upon the conversion of convertible securities.




(2) Based on 135,855,122 shares of common stock outstanding as of December 31, 2000.




(3)  Based on 177,330,625 shares to be outstanding following this offering.

(4) Includes 3,727,168 shares issuable upon conversion of 12% senior convertible debentures due 2002 and warrants to purchase 919,565 shares owned by the selling securityholder.



(5) Represents shares issuable upon conversion of our 12% senior convertible debentures and notes due 2002.



(6) Includes 890,178 shares issuable upon conversion of our 12% senior convertible debentures and 10,000 shares issuable upon exercise of warrants.




(7) Consists of 506,605 shares of common stock issuable upon conversion of 12% senior convertible debentures due 2002 and 869,565 shares of common stock issuable upon exercise of warrants.




(8) Consists of 72,372 shares of common stock issuable upon conversion of 12% senior convertible debentures due 2002 and 364,100 shares of common stock issuable upon conversion of shares of our Series B Convertible Preferred Stock.




(9) Consists of (i) 231,591 shares issuable upon conversion of our 12% senior convertible debentures due 2002, (ii) 1,432,593 shares issuable upon exercise of warrants issued as partial consideration for services rendered as placement agent by RP&C International Limited for the 12% senior convertible debentures and notes, the Series B Convertible Preferred Stock and a bridge loan and (iii) 904,348 shares issuable upon exercise of other warrants owned by RP&C International (Guernsey) Limited, an affiliate of RP&C International Limited.



(10) Represents shares of common stock issuable upon conversion of shares of our Series B Convertible Preferred Stock owned by the selling securityholder.


(11) Includes 2,949,208 shares of common stock issuable upon conversion of shares of our Series B Convertible Preferred Stock and 652,174 shares issuable upon exercise of warrants owned by the selling securityholder.




(12) Represents 3,000,000 outstanding shares, 960,000 shares issuable upon exercise of a warrant and 683,784 shares issuable upon conversion of a convertible note, all of which were issued to the selling securityholder in consideration for advisory and consulting services.




(13) Includes 9,450,000 shares which may be issuable to David S. Peachey in exchange for Intrex Class B Shares upon satisfaction of certain milestones specified in a compensation agreement among Mr. Peachey, DecisionLink and Intrex Data Communications Corp. Mr. Peachey is our President and Chief Operating Officer. The shares of common stock owned beneficially by Mr. Peachey prior to the offering include 46,568,224 shares not offered hereby which may be issued in exchange for Intrex Class B Shares owned by him.

(14) Represents (i) 9,450,000 shares issued to Peter J. Lagergren upon conversion of Pandel Series Preferred Stock, subject to release upon satisfaction of certain milestones specified in a compensation agreement between Mr. Lagergren and DecisionLink, and (ii) 50,043,464 shares issued to Mr. Lagergren upon conversion of shares of Pandel Series Convertible Preferred Stock, including shares which are subject to release upon satisfaction of certain milestones related to the business of Intrex. Mr. Lagergren is President of our Communications Division.




(15) Represents shares issued to the selling stockholder upon conversion of Pandel Series Preferred Stock, including shares which are subject to release upon satisfaction of certain milestones related to the business of Intrex.



(16) Represents shares issuable upon exercise of warrants issued to the selling securityholder pursuant to Regulation S.

(17) Represents shares issuable upon exercise of a warrant issued as partial consideration for consulting services.

(18) Represents shares issuable to the selling stockholder upon exercise of warrants.

(19) Walter Haemmerli, the Chief Executive Officer of Manport AG, is a member of our board of directors.

(20) Represents 400,000 shares issued and an additional 200,000 shares issuable upon exercise of warrants issued as compensation for consulting services.

(21) Represents shares issuable pursuant to a settlement agreement of certain claims made against us.

(22) The 100,000 shares of our common stock being offered by SBK Investment Partners represent shares issued in consideration of consulting services rendered to us. SBK Investment Partners is an investment entity of members of Snow Becker Krauss P.C., which regularly provides legal services to us. The number of shares of common stock owned beneficially by SBK Investment Partners prior to the offering but not being offered hereby includes 6,250 shares which Snow Becker Krauss P.C. can acquire upon exercise of Class D Warrants owned by it and 579,693 outstanding shares owned by Snow Becker Krauss P.C.

(23) Represents shares issued in consideration of services rendered to us.

                              PLAN OF DISTRIBUTION



The shares of common stock being offered by the selling securityholders can be acquired by them upon conversion or exercise of outstanding convertible securities, warrants and options and upon exercise of rights to exchange Class B shares of DecisionLink's subsidiary Intrex Data Communications Corp. for shares of DecisionLink common stock. These shares are being offered by the selling securityholders for their own accounts and not for the account of DecisionLink.



The selling securityholders may sell the common stock being offered by them in the over-the-counter market, or privately, through broker dealers selected by them, or as principals.

Usual and customary or negotiated brokerage fees or commissions may be paid by the holders in connection with such sales.

The selling securityholders, their respective transferees, intermediaries, donees, pledgees or other successors in interest through whom the selling securityholders' common stock is sold may be deemed "underwriters" within the meaning of Section 2(11) of the Securities Act, with respect to the securities offered and any profits realized or commissions received may be deemed to be underwriting compensation. Any broker-dealers that participate in the distribution of the selling securityholders' securities may be deemed to be "underwriters," as defined in the Securities Act, and any commissions, discounts, concessions or other payments made to them, or any profits realized by them upon the resale of any selling securityholders' securities purchased by them as principals, may be deemed to be underwriting commissions or discounts under the Securities Act.



DecisionLink will pay all expenses incident to the registration of the securities covered by this prospectus. DecisionLink will not pay, among other expenses, commissions and discounts of brokers, dealers or agents.




The sale of the common stock is subject to the prospectus delivery and other requirements of the Securities Act. To the extent required, DecisionLink will use its best efforts to file and distribute, during any period in which offers or sales are being made, one or more amendments or supplements to this prospectus or a new registration statement to describe any material information with respect to the plan of distribution not previously disclosed in this prospectus, including, but not limited to, the number of securities being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, if any, the purchase price paid by the underwriter for securities purchased from a selling securityholder, any discounts, commissions or concessions allowed or reallowed or paid to dealers and the proposed selling price to the public.




Under the Exchange Act and the regulations thereunder, any person engaged in a distribution of the securities of DecisionLink offered by this prospectus may not simultaneously engage in market-making activities with respect to the common stock of DecisionLink during the applicable "cooling off" period five business days prior to the commencement of such distribution. The selling securityholders will also be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, Regulation M, in connection with transactions in the securities, which provisions may limit the timing of purchases and sales of securities by the selling securityholders.

In connection with the Intrex business combination, former shareholders of Intrex and Pandel and shareholders of DecisionLink who own or have the right to acquire a total of 192,944,645 shares of DecisionLink Common Stock have agreed that until July 27, 2001, each of them will not sell any DecisionLink common stock owned by them or ownership of which may be acquired in an amount which exceeds, together with other sales for the account of such stockholder during the preceding three months, the greater of (1) one percent of the shares of Common Stock outstanding as shown on DecisionLink's most recently published Annual Report on Form 10-KSB or Quarterly Report on Form 10-QSB,
(2) the average weekly reported trading volume during the four weeks preceding the filing of any required notice of sale pursuant to Rule 144 or, if no such notice is required, the date of receipt of the order to execute the transaction by the broker or the date of execution of the transaction directly with a market maker



                            DESCRIPTION OF SECURITIES



The following summary description of DecisionLink's common stock offered hereby is qualified in its entirety by reference to DecisionLink's Certificate of Incorporation and By-Laws, copies of which are available upon request.



COMMON STOCK



DecisionLink is authorized to issue 500,000,000 shares of common stock, $.0001 par value, of which 135,855,122 shares of common stock were issued and outstanding as of December 31, 2000. All of the outstanding shares of common stock are duly and validly issued, fully paid and non-assessable.




Subject to the rights of the holders of preferred stock, holders of common stock are entitled to receive, pro rata, such dividends and distributions as may, from time to time, be declared by the Board of Directors, from funds legally available therefor. DecisionLink has not paid any cash dividends on its common stock and does not anticipate paying cash dividends in the foreseeable future. See "Dividend Policy". In the event of liquidation, dissolution or winding up of DecisionLink, holders of common stock are entitled to share ratably in all assets of DecisionLink available for distribution to holders of common stock, subject to the rights of creditors and holders of preferred stock. The holders of common stock are not subject to redemption, further calls or assessments by DecisionLink. Holders of common stock have no preemptive, subscription or conversion rights.



Holders of common stock are entitled to one vote per share on all matters submitted to the stockholders, and the holders of the majority of the outstanding shares of common stock currently constitute a quorum at any meeting of stockholders.

Since the common stock does not have cumulative voting rights, holders of more than 50% of the outstanding shares can elect the Directors of DecisionLink. However, DecisionLink's Board of Directors is divided into three classes, each of which is to be elected for three-year terms. As the term of each class expires, Directors of that class are elected for full three-year terms. DecisionLink's Board of Directors currently has eight Directors.



PREFERRED STOCK. The Company is authorized to issue 10,000,000 shares of Preferred Stock, $.01 par value. The Preferred Stock may be issued by the Company's Board of Directors from time to time in one or more series. The Board of Directors is authorized to determine the rights, preferences, privileges and restrictions, including the dividend rights, conversion rights, voting rights, terms of redemption (including sinking fund provisions, if any) and liquidation preferences, of any series of Preferred Stock and to fix the number of shares of any such series without any further vote or action by stockholders.

Although the Company has no present intention to issue Preferred Stock to discourage or defeat efforts to acquire control of the Company through the acquisition of shares of its Common Stock, it has the ability to do so through the issuance of Preferred Stock. See "Risk Factors - Preferred Stock Authorized."

SERIES A PREFERRED STOCK. An aggregate of 207,848 shares of Series A Convertible Preferred Stock are currently outstanding. Each share of the Series A Convertible Preferred Stock is convertible into ten shares of the Company's Common Stock, subject to customary anti-dilution provisions. The conversion ratio is expected to be changed from ten common shares for each preferred share to seventy-five shares in satisfaction of the anti-dilution provisions of the Series A Convertible Preferred Stock and dividends in arrears. Holders of Series A Convertible Preferred Stock vote together with the holders of Common Stock as one class on all matters submitted to a vote of stockholders, except where a class vote may be required by law. Holders of Series A Convertible Preferred Stock are entitled to the number of votes into which the shares of Series A Convertible preferred Stock are convertible on all matters presented to the stockholders for action. Dividends are cumulative and are payable annually on November 1st, in cash (11%) or additional shares of Convertible Preferred Stock (8% on the number of shares owned at date of declaration) at the sole discretion of the holders. The Series A Convertible Preferred Stock entitles the holder to a liquidation preference of $15 per share upon liquidation, dissolution or winding up of the Company. The Series A Convertible Preferred Stock is redeemable by the Company when and if the closing bid price of the Company's Common Stock is at least 200% of the Conversion Price for twenty consecutive trading days. Upon redemption, the Company would issue the number of shares of its Common Stock into which the Series A Convertible Preferred Stock is then convertible.



SERIES B CONVERTIBLE PREFERRED STOCK. An aggregate of 257,000 shares of Series B Convertible Preferred Stock, all of which remain outstanding, were issued on August 25, 2000, for cash proceeds of $1,285,000 and certain securities of nominal value. Each share of Series B Preferred Stock is convertible into a number of shares of common stock equal to the stated or redemption value of the Series B Preferred Stock divided by the conversion price, initially $.59 per share, subject to reduction by $.07 per share on August 25 in each year commencing 2001 and for certain dilutive events. The current effective conversion price is $0.5493, which would result in the issuance of 4,678,682 common shares. Holders of Series B Preferred Stock are not entitled to any voting rights except where a class vote or other vote may be required by law. The Series B Preferred Stock is not entitled to payment of any dividends or any preference or priority over the commence stock or any other class of preferred stock with respect to the payment of dividends. The Series B Preferred Stock entitles the holder to a liquidation preference of $10 per share upon liquidation, dissolution or winding up of the Company. The Series B Preferred Stock is redeemable by the Company when and if the closing bid price of the Company's Common Stock is at least 200% of the Conversion Price for twenty consecutive trading days.



We have the right to cause the Series B Preferred Stock to be converted at the then applicable conversion price if (i) the common stock continues to be eligible for quotation on the NASDAQ OTC bulletin board or another national stock exchange or quotation service and we have complied with our agreement to register under the Securities Act the shares of common stock issuable upon conversion of the Series B Preferred Stock and (ii) the average closing bid price for the common stock during any 20 consecutive trading days and on the date notice of conversion is given equals or exceeds 130% of the then applicable conversion price.

We also have the right to redeem any shares of Class B Preferred Stock for cash on thirty days notice at a price equal to the redemption price. If the common stock continues to be eligible for quotation on the NASDAQ OTC bulletin board or another national stock exchange or quotation service, we also have the right on like notice, at any time and from time to time on or after June 1, 2004, to redeem during any 180 day period up to 50% of the number of outstanding shares of Series B Preferred Stock at a redemption price payable in freely tradeable shares of common stock valued at a price per share related to then recent market prices equal to (i) if the market capitalization of our common stock is less than $300 million, 110% of the redemption value of the shares being redeemed and (ii) if the market capitalization of our outstanding common stock is $300 million or more, 105% of the redemption value of the shares being redeemed.

PREFERRED SPECIAL SHARES. In connection with our business combination with Intrex Data Communications Corp. we issued preferred stock designated as Special Shares. We issued one one-hundredth of a Special Share together with each Intrex Class B Share issued to Intrex common shareholders in connection with the business combination with Intrex, or a total of 1,846,909 Special Shares. The Special Shares are entitled to a liquidation preference of $0.10 per share upon any liquidation or dissolution and can be redeemed by us for nominal consideration when a holder of Special Shares exchanges such holder's Intrex Class B Shares for shares of our common stock. The purpose of issuing Intrex Class B Shares and Special Shares to Intrex stockholders was to allow them to defer what might otherwise be considered a taxable event under Canadian law arising from the business combination.



PANDEL SERIES PREFERRED STOCK. In connection with our business combination with Intrex, we also issued shares of a class of preferred stock designated as Pandel Series Preferred Stock. In accordance with the terms of the Pandel Series Preferred Stock, each outstanding share of the Pandel Series Preferred Stock was automatically converted into one hundred shares of common stock on December 31, 2000. Accordingly, no shares of Pandel Series preferred Stock are presently outstanding.

REPORTS TO STOCKHOLDERS



DecisionLink distributes to its stockholders annual reports containing financial statements audited and reported upon by its independent certified public accountants after the end of each fiscal year, and makes available such other periodic reports as DecisionLink may deem to be appropriate or as may be required by law or by the rules or regulations of any stock exchange on which DecisionLink's common stock is listed. DecisionLink's fiscal year end is September 30.



                                  LEGAL MATTERS



The legality of the securities offered by this prospectus will be passed upon for DecisionLink by Snow Becker Krauss P.C., New York, New York. Snow Becker Krauss P.C. owns 579,623 shares of common stock. SBK Investment Partners, an investment entity of members of Snow Becker Krauss P.C. owns 102,309 shares of common stock and 6,250 Class D warrants.



                                     EXPERTS



The consolidated balance sheet of DecisionLink, Inc. and subsidiaries as of September 30, 2000 and the related consolidated statements of operations, stockholders' deficiency and cash flows for the nine months ended September 30, 2000 have been incorporated by reference and incorporated in the Registration Statement in reliance upon the report of Goldstein Golub Kessler LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.




The consolidated balance sheet of Intrex Data Communications Corp. and subsidiaries as of December 31, 1999 and the related consolidated statements of operations, stockholders' deficiency and cash flows for the year then ended have been incorporated by reference and incorporated in the Registration Statement in reliance upon the report of KPMG Peat Marwick, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

                                TABLE OF CONTENTS

Prospectus Summary
Risk Factors
Use of Proceeds
Market for Common Equity and Related Shareholders Matters
Selling Securityholders
Plan of Distribution
Description of Securities
Legal Matters
Experts



                              112,991,907 Shares of
                                  Common Stock
                                       of
                               DecisionLink, Inc.

                                   -----------

                                   PROSPECTUS

                                   -----------

                                 February ,2001

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION



The expenses payable by DecisionLink in connection with the issuance and distribution of the securities being registered are estimated as follows:




         SEC Registration Fee.................................................................. $ 9,205.25
                                                                                                ----------
         Printing  ............................................................................  11,000.00
                                                                                                ----------
         Legal Fees and Expenses...............................................................  15,000.00
                                                                                                ----------
         Accounting and Auditing Fees
          and Expenses.........................................................................   5,000.00
                                                                                                ----------
         Miscellaneous.........................................................................   2,794.75
                                                                                                ----------

              Total............................................................................ $43,000.00
                                                                                                ==========


ITEM 15.    INDEMNIFICATION OF DIRECTORS AND OFFICERS



Section 145 of the Delaware General Corporation Law ("DGCL") permits a corporation organized thereunder to indemnify its directors and officers for certain of their acts. The Articles of Incorporation of DecisionLink are framed so as to conform to the DGCL.



The laws of Delaware provide for indemnification of officers and directors who are totally successful in defending themselves, by placing a restrictive provision in the Articles of Incorporation.



Delaware law provides that a director who is found to be liable for negligence or misconduct in the performance of his duty to DecisionLink, is indemnified if a court, upon application, finds that despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.




DecisionLink's By-Laws provide for indemnification of officers and directors, except in relation to matters as to which they are finally adjudged to be liable for negligence or misconduct, but only if the corporation is advised in writing by its counsel that in his opinion the person indemnified did not commit such negligence or misconduct. The DGCL provides that an officer or director may be indemnified if he (a) conducted himself in good faith, (2) reasonably believed, in his official capacity with the corporation, that his conduct was in the corporation's best interest, or (3) in all other cases, his conduct was at least not opposed to the corporation's best interest; however, if in connection with a proceeding by or in the right of the corporation in which he was adjudged liable to the corporation or in connection with any proceeding charging improper personal benefit to the director, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him, Delaware law provides that indemnification is not available.



ITEM 16.    EXHIBITS
2.1         Amended Arrangement Agreement, dated as of May 26, 2000, entered into on
            June 2, 2000, between FiberChem, Inc., a Delaware corporation and Intrex
            Data Communications Corp., a British Columbia company. (1)

2.2         Agreement and Plan of Merger by and Among FiberChem, Inc., Pandel
            Instruments, Inc., Pandel Mergerco, Inc. and Peter J. Lagergren. (1)

3.1         Articles of Incorporation of Registrant, as amended. (2)

3.2         By-Laws of Registrant. (3)

3.3         Certificate of Merger of Pandel Instruments, Inc. and Pandel Mergerco,
            Inc. dated July 27, 2000. (4)

3.4         Certificate of Designation of Special Series Preferred Stock of
            FiberChem, Inc. dated July 27, 2000. (4)

3.5         Certificate of Designation of Pandel Series Convertible Preferred Stock
            of FiberChem, Inc. dated July 27, 2000. (4)

4.1         Trust Indenture Agreement dated as of July 28, 2000, between FiberChem, Inc.
            and The Bank of New York, as Trustee. (4)

4.2         U.S. $1,350,000 Global Bearer Debenture without interest coupons issued by FiberChem on July 28, 2000. (4)

4.3         Form of 12% Senior Convertible Promissory Note due 2002. (4)

4.4         Class D Warrant Agreement of the Registrant with form of Warrant
            Certificate. (5)

4.5         Form of 8% Senior Convertible Note Due 1999 issued in the Company's
            February 1996 private placement. (6)

4.6         Form of Warrant to purchase Common Stock on or before May 31, 2001. (7)

5.1*        Opinion of Snow Becker Krauss P.C.

10.1 Lease Agreement and Reimbursement Agreement dated July 27, 1989 by and between the Company and Howard Hughes Properties for Hughes Airport
            Center, 1181 Grier Drive, Suite B, Las Vegas, Nevada. (8)


                                      II-2

10.2        Amendment dated May 6, 1991 and September 26, 1991 to the Industrial Real
            Estate Lease (Exhibit 10.10) for the Company's facilities. (9)

10.3        Employee Stock Bonus Plan. (5)

10.4        Amendments dated October 23, 1990 and February 21, 1991 to the Industrial
            Real Estate Lease (Exhibit 10.10) for the Company's facilities. (10)

10.5        Non-qualified stock option plan. (11)

10.6        Qualified Stock Option Plan. (12)

10.7        Consulting agreement by and between the Company and with Irwin J.
            Gruverman, dated November 4, 1993. (13)

10.8        Qualified Stock Option Plan. (14)

10.9        FCI FiberChem, Inc. and FCI Environmental, Inc. 401(k) Profit Sharing
            Plan. (15)

10.10       Qualified Stock Option Plan (16)

10.11       License Agreement with Texas Instruments, Incorporated, dated June 15,
            1995. (17)

10.12       Cooperative Development Agreement with Texas Instruments, Incorporated, dated June 15, 1995. (17)

10.13       Form of Distribution Agreement. (18)

10.14       Form of agreement for services with Gordon Werner and others dated as of
            September 15, 1995. (18)

10.15       Agreement dated November 8, 1996 by and between FCI Environmental, Inc.
            and Alcohol Sensors International, Ltd. CERTAIN INFORMATION IN THIS
            EXHIBIT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SEC PURSUANT TO A
            REQUEST FOR CONFIDENTIAL TREATMENT. (19)

10.16       Agreement dated October 1, 1996 by and between FCI Environmental, Inc.
            and Autronica AS. (19)

10.17       OEM Strategic Alliance Agreement dated June 30, 1996 by and between
            Whessoe Varec, Inc. and FCI Environmental, Inc. (19)

10.18       1997 Employee Stock Plan (20)

10.19**     Employment and Non-Competition Agreement with Geoffrey F. Hewitt dated
            July 27, 2000.

10.20**     Employment and Non-Competition Agreement with Melvin W. Pelley dated July
            27, 2000.

10.21**     Employment and Non-Competition Agreement with Thomas A. Collins dated
            July 27, 2000.

10.22**     Employment and Non-Competition Agreement with David S. Peachey dated July
            27, 2000.

10.23**     Employment and Non-Competition Agreement with Peter J. Lagergren dated
            July 27, 2000.

10.24**     Employment and Non-Competition Agreement with Brian O'Neil dated July 27,
            2000.

10.25       Amendment to Whessoe Varec, Inc. OEM Strategic Alliance Agreement dated
            August 13, 1997. (21)



10.26**     Release and Settlement Agreement dated as of April 12, 2000 between the
            Company and entrenet Group, L.L.C.

10.27**     Agreement dated October 4, 2000 between the Company and Continental
            Capital & Equity Corporation.


                                      II-3

10.28       1999 Employee Stock Option Plan (23)

10.29       Agreement dated December 12, 2000 by and between Enraf BV of Delft,
            Holland and the Company (24)

10.30       Reseller Agreement dated June 26, 1996 by and between ORBCOMM U.S.A. L.P.
            and Intrex Data Communications Group (24).

13.1*       Annual Report on Form 10-KSB for the fiscal year ended September 30, 2000.

13.2*       Current Report on Form 8-K (Date of Earliest Event Reported July 27, 2000).

13.3*       Amendment No. 1 to Current Report on Form 8-K (Date of Earliest Event
            Reported July 27, 2000).

13.4*       Current Report on Form 8-K (Date of Earliest Event Reported
            January 3, 2001).

13.5*       Current Report on Form 8-K (Date of Earliest Event Reported
            January 16, 2001).

21.1**      Subsidiaries of the Registrant.

23.1        The consent of Snow Becker Krauss P.C. is included in Exhibit 5.1

23.2*       Consent of Goldstein Golub Kessler LLP.

23.3*       Consent of KPMG LLP.

24.1**      Powers of Attorney.



----------------------------


(1) Incorporated by reference from the Company's Current Report on Form 8K (Date of Earliest Event Reported June 2, 2000).




(2) Incorporated by reference from the Company's January 13, 1988 Post Effective Amendment to the Registration Statement on Form S-18 (File No. 33-12097-C) as declared effective on March 3, 1988.




(3) Incorporated by reference from the Company's April 15, 1987 Amendment to the Registration Statement on Form S-18 (File No. 33-12097-C) as declared effective on March 3, 1988.




(4) Incorporated by reference from the Company's Current Report on Form 8K (Date of Earliest Event Reported July 27, 2000).




(5) Incorporated by reference from the Company's Registration Statement No. 33-35985




(6) Incorporated by reference from the Company's Current Report on Form 8-K for February 15, 1996.




(7) Incorporated by reference from the Company's Current Report on Form 8-K on July 15, 1996.




(8) Incorporated by reference from the Company's Registration Statement No. 33-29338.




(9) Incorporated by reference from the Company's Annual Report on Form 10-K for September 30, 1991.




(10) Incorporated by reference from the Company's April 24, 1991 Post Effective Amendment to the Registration Statement on Form S-18 (File No. 33-35985) as declared effective on April 30, 1991.




(11) Incorporated by reference from the Company's Registration Statement on Form S-8 for April 28, 1992. (No. 33-47518).




(12) Incorporated by reference from the Company's Proxy Statement dated May 3, 1993.

(13) Incorporated by reference from the Company's Report on Form 10-K for September 30, 1993.




(14) Incorporated by reference from the Company's Proxy Statement dated May 23, 1994.




(15) Incorporated by reference from the Company's Report on Form 10-KSB for September 30, 1994.




(16) Incorporated by reference from the Company's Report on Form S-8 for August 1, 1995.

(17) Incorporated by reference from the Company's Report on Form 8-K/A for August 30, 1995.




(18) Incorporated by reference from the Company's Report on Form 10-KSB for September 30, 1995.




(19) Incorporated by reference from the Company's Report on Form 10-KSB for September 30, 1996.




(20) Incorporated by reference from the Company's Proxy Statement dated May 20, 1997.




(21) Incorporated by reference from the Company's Report on Form 10-KSB for September 30, 1997.




(22) Incorporated by reference from the Company's registration statement on Form S-2 filed May 12, 1999 (registration no. 333-78319).




(23) Incorporated by reference from the Company's registration statement on form S-8 filed March 1, 2000 (File No. 333-31412).




(24) Incorporated by reference from the Company's Report on Form 10-KSB for September 30, 2000.




*   Filed herewith.
**  Previously filed.

ITEM 17.    UNDERTAKINGS

     RULE 415 OFFERING



     DecisionLink hereby undertakes:



     (a)(1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

            (i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Act");

           (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement;

          (iii) Include any additional or changed material information on the plan of distribution.

     (2) For determining liability under the Act, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     (3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.



     (e) REQUEST FOR ACCELERATION OF EFFECTIVE DATE. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by DecisionLink of expenses incurred or paid by a director, officer or controlling person of DecisionLink in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, DecisionLink will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on February 6, 2001.



                                   DecisionLink, INC.


                                   By:     /s/ GEOFFREY F. HEWITT
                                      ------------------------------------------
                                           Geoffrey F. Hewitt
                                           CHIEF EXECUTIVE OFFICER
                                           (Principal Executive Officer)

                                   By:      /s/ MELVIN W. PELLEY
                                      ------------------------------------------
                                           Melvin W. Pelley
                                           CHIEF FINANCIAL OFFICER
                                           (Principal Financial and Accounting
                                           Officer)




Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on February 6, 2001 in the capacities indicated.




          NAME                                      TITLE
 /s/ GEOFFREY F. HEWITT                CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF
 ----------------------                THE BOARD
 GEOFFREY F. HEWITT                    (PRINCIPAL EXECUTIVE OFFICER)

 /s/ DAVID S. PEACHEY                  DIRECTOR, PRESIDENT AND CHIEF OPERATING
 --------------------                  OFFICER
 DAVID S. PEACHEY

 /s/ PETER J. LAGERGREN                DIRECTOR, PRESIDENT - COMMUNICATIONS
 ----------------------                DIVISION
 PETER J. LAGERGREN


                                      II-7

 /s/ MELVIN W. PELLEY                  CHIEF FINANCIAL OFFICER
 --------------------                  (PRINCIPAL FINANCIAL AND ACCOUNTING
 MELVIN W. PELLEY                      OFFICER)

 /s/ BRIAN A. O'NEIL
 -------------------                   DIRECTOR, VICE PRESIDENT - OPERATIONS
 BRIAN A. O'NEILL

 /s/ WALTER HAEMMERLI
 --------------------                  DIRECTOR
 WALTER HAEMMERLI

 /s/ IRWIN J. GRUVERMAN
 ----------------------                DIRECTOR
 IRWIN J. GRUVERMAN

 /s/ BYRON A. DENENBERG
 ----------------------                DIRECTOR
 BYRON A. DENENBERG

 /s/ TREVOR S. NELSON
 ---------------------                 DIRECTOR
 TREVOR S. NELSON


*By /s/ GEOFFREY F. HEWITT
    ----------------------
        GEOFFREY F. HEWITT
         Attorney-in-Fact


EXHIBIT INDEX



Exhibit No.        Name
5.1          Opinion of Snow Becker Krauss P.C.

13.1         Annual Report on Form 10-KSB for the fiscal year ended September 30, 2000.

13.2         Current Report on Form 8-K (Date of Earliest Event Reported July 27, 2000).

13.3         Amendment No. 1 to Current Report on Form 8-K (Date of Earliest Event
             Reported July 27, 2000).

13.4         Current Report on Form 8-K (Date of Earliest Event Reported
             January 3, 2001).

13.5         Current Report on Form 8-K (Date of Earliest Event Reported
             January 16, 2001).

23.1         THE CONSENT OF SNOW BECKER KRAUSS P.C. IS INCLUDED IN EXHIBIT 5.1.

23.2         Consent of Goldstein Golub Kessler LLP.

23.3         Consent of KPMG LLP.
